Exhibit 21.1

SUBSIDIARIES OF HOLLYWOOD MEDIA CORP.

NAME OF SUBSIDIARY	JURISDICTION OF ORGANIZATION
Big Online, Inc.	Florida
Hollywood Services, Inc.	Delaware
Independent Hollywood, Inc.	Delaware
MovieTickets.com, Inc. (1)	Delaware
NetCo Partners (2)	Florida
Showtimes.com, Inc.	Delaware
Tekno Books	Florida
Theatre.com UK Limited	UK

(1)	Hollywood Media Corp. owns 26.2% of the outstanding equity of MovieTickets.com, Inc., a Delaware corporation.

(2)	NetCo Partners is a general partnership, formed under the laws of the State of Florida, in which Hollywood Media Corp. has a 50% partnership interest.